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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)



                             Objectsoft Corporation

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                                (Name of Issuer)

                     Common Stock, $.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   674427-40-6

                 ----------------------------------------------
                                 (CUSIP Number)



                               December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement


Checkthe appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 674427-40-6                  13G                PAGE 2 OF 5 PAGES
                                                              ---  ---
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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Intercoastal Holdings, L.L.C.

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                     (b) [ ]

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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Florida, United States

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      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                     1,434,520 (1)(2)
       OWNED BY             ----------------------------------------------------
         EACH
      REPORTING
        PERSON              6      SHARED VOTING POWER
         WITH

                                      0

                            ----------------------------------------------------
                            7      SOLE DISPOSITIVE POWER

                                      1,434,520 (1)(2)

                            ----------------------------------------------------

                            8      SHARED DISPOSITIVE POWER

                                        0

--------------------------------------------------------------------------------

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,434,520 (1)(2)

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         15.8%

--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

            CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP No. 674427-40-6                  13G                PAGE 3 OF 5 PAGES
                                                              ---  ---
---------------------                                     ----------------------

ITEM 1(A).        NAME OF ISSUER:

                  ObjectSoft Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Continental Plaza III
                  433 Hackensack Avenue
                  Hackensack, New Jersey 07601

ITEM 2(A).        NAME OF PERSON FILING:

                  Intercoastal Holdings, L.L.C.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Principal business address of the Reporting Person:
                  760 U.S. Highway One
                  Suite 206
                  North Palm Beach, Florida 33408

ITEM 2(C).        CITIZENSHIP:

                  The Reporting Person is a limited liability corporation organized under the laws of the State of Florida.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $0.0001 per share

ITEM 2(E).        CUSIP NUMBER:

                  674427 40 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

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CUSIP No. 674427-40-6                  13G                PAGE 3 OF 5 PAGES
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ITEM 4.           OWNERSHIP.

                  (a) Amount beneficially owned as of March 22, 2001: The Reporting Person may be deemed to be the beneficial owner of 1,434,520 shares of common stock of the Issuer. Includes (a) 240,000 shares of common stock issuable upon conversion of Series G Preferred Stock
                           (1)  currently  held  by the  Reporting  Person;  (b)
                           490,000 shares of common stock issuable upon conversion of Series H Preferred Stock (2) currently held by the Reporting Person; (c) 490,000 shares of common stock issuable upon exercise of warrants issuable upon conversion of the Series H Preferred Stock (2) currently held by the Reporting Person; and
                           (d) 62,500 shares of common stock issuable upon exercise of warrants currently held by the Reporting Person.

                  (b)      Percent of class:15.8%

                  (c) Number of shares as to which each Reporting Person has:

                           (i)      Sole power to vote or direct the vote:              1,434,520 (1)(2)

                           (ii)     Shared power to vote or direct the vote:                 0

                           (iii)    Sole power to dispose or direct the disposition of: 1,434,520 (1)(2)

                           (iv)     Shared power to dispose or direct the disposition of:    0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable
---------------------

                  (1) The Reporting Person acquired shares of Series G Preferred Stock (the "G Preferred Stock") of the Issuer pursuant to a subscription agreement, dated as of December 30, 1999 (the "Subscription Agreement"). Pursuant to the Subscription Agreement, the Reporting Person received, as finder's fees, 1,500 shares of G Preferred Stock and warrants to purchase 62,500 shares of Common Stock (the "Warrants"). The number of shares of Common stock to be received by the Reporting Person upon the conversion of the G Preferred Stock is dependent upon the market price of the Common Stock. Each share of the G Preferred Stock may be converted to Common Stock by dividing the "purchase price" ($100.00 per share) by the "conversion price". The "conversion price" equals the lesser of (a) $2.6875 or (b) the average of the two lowest closing bid prices of the Common Stock during the 30 day trading period immediately preceding the conversion date. As a result of this formulation, the actual number of shares of Common Stock to be issued upon conversion of the G Preferred Stock cannot be determined at this time.

                  (2) The Reporting Person acquired shares of Series H Preferred Stock (the "H Preferred Stock") of the Issuer pursuant to a convertible preferred stock purchase agreement (the "Purchase Agreement") dated as of December 29, 2000. Pursuant to the Purchase Agreement, the Reporting Person, received, as finder's fees, 12.25 shares of H Preferred Stock. The H Preferred Stock is convertible, at a conversion price of $0.25 per share, into units consisting of (i) one share of the Issuer's common stock and (ii) four warrants, each to purchase one-quarter of a share of the Issuer's common stock. The shares of Series H Preferred Stock may not be converted until the earlier of (x) March 29, 2001 and (y) the effective date of a registration statement registering the resale of the common stock issuable upon conversion of the Series H Preferred Stock, and upon exercise of the warrants.

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CUSIP No. 674427-40-6                  13G                PAGE 5 OF 5 PAGES
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ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10. CERTIFICATION.

         By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 23, 2001                            INTERCOASTAL HOLDINGS, L.L.C.


                                                    By: /s/ Marilyn R. O'Leary
                                                       -------------------------
                                                        Name: Marilyn R. O'Leary
                                                         Title:    President